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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE TO /A
                                (AMENDMENT NO. 2)



        TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            DIXON TICONDEROGA COMPANY
                       (NAME OF SUBJECT COMPANY (ISSUER))


                            PENCIL ACQUISITION CORP.,
                            A WHOLLY-OWNED SUBSIDIARY
                                       OF
               F.I.L.A - FABBRICA ITALIANA LAPIS ED AFFINI S.P.A.
                      (NAMES OF FILING PERSONS (OFFERORS))


                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   255860 10 8
                         (CUSIP NUMBER OF COMMON STOCK)

                             ROBERT W. FORMAN, ESQ.
                   SHAPIRO FORMAN ALLEN MILLER & MCPHERSON LLP
                               380 MADISON AVENUE
                                   25TH FLOOR
                            NEW YORK, NEW YORK 10017
                                 (212) 972-4900


            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
       TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)

                            CALCULATION OF FILING FEE
                TRANSACTION VALUE*                  AMOUNT OF FILING FEE
                  $22,455,258                           $2,642.98

* Estimated for purposes of calculating the amount of the filing fee only. This amount assumes the purchase of 3,207,894 shares of common stock, par value $1.00 per share, of Dixon Ticonderoga Company (the "Shares"), representing all of the outstanding Shares, as of December 16, 2004.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

 Amount Previously Paid: $2,642.98        Filing Party: Pencil Acquisition Corp.
 Form or Registration No.: Schedule TO    Date Filed: January 7, 2005

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

        [X]  third-party tender offer subject to Rule 14d-1
        [ ]  issuer tender offer subject to Rule 13e-4
        [ ]  going private transaction subject to Rule 13e-3
        [ ]  amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer [X]


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This Amendment No. 2 ("Amendment No. 2") amends and supplements the Tender Offer
Statement on Schedule TO (the "Statement") originally filed with the Securities and Exchange Commission (the "SEC") on January 7, 2005 by Pencil Acquisition Corp., ("Merger Sub"), a wholly owned subsidiary of F.I.L.A - Fabbrica Italiana Lapis ed Affini S.p.A. ("Parent"), as amended by Amendment No.1 filed with the SEC on January 26, 2005 ("Amendment No.1") relating to a tender offer by Merger Sub to purchase all outstanding shares of common stock, par value $1.00 per share, of Dixon Ticonderoga Company, a Delaware corporation (the "Company"), for a purchase price of $7.00 per share, net to the seller in cash, without interest thereon, upon the terms and conditions set forth in the Offer to Purchase, dated January 7, 2005 (the "Offer to Purchase"), a copy of which is filed as Exhibit
(a)(1)(A) to the Statement (the "Offer to Purchase"), and in the related Letter of Transmittal and the instructions thereto, a copy of which is filed as Exhibit
(a)(1)(B) to the Statement (the "Letter of Transmittal") (which, together with the Offer to Purchase as each may be amended or supplemented from time to time, constitute the "Offer"). Capitalized terms used and not otherwise defined in this Amendment No. 2 shall have the meanings assigned to such terms in the Offer to Purchase, in the Statement, or in Amendment No.1.

ITEMS 1 THROUGH 11.

Items 1 through 11 of the Statement as amended and supplemented pursuant to Amendment No.1 are hereby amended and supplemented to include the following:

The Offer expired at 5:00 p.m., New York City time, on Monday, February 7, 2005. According to Registrar and Transfer Company, which is serving as the Depositary in connection with the Offer, as of February 7, 2005, 3,001,113 shares of the Company's common stock, representing approximately 93.5% of the outstanding shares of Company common stock, were validly tendered into the Offer and not withdrawn pursuant to the Offer. Parent, through Merger Sub, has accepted for payment all shares validly tendered and not validly withdrawn in the Offer.

On February 8, 2005 pursuant to the Agreement and Plan of Merger, dated December 16, 2004, as amended (the "Merger Agreement"), by and among Parent, the Merger Sub, and the Company, the merger of Merger Sub with and into the Company (the "Merger") was consummated without a vote or meeting of the Company's stockholders, in accordance with Delaware law. As a result of the Merger, as of the Effective Time (a) all issued and outstanding Shares (other than Shares held by Parent, Merger Sub, the Company or any wholly owned subsidiary of the Company, all of which were cancelled, and Shares held by stockholders of the Company, if any, who properly exercise their dissenters rights) were automatically converted into the right to receive $7.00 per share in cash, and
(b) each issued and outstanding share of the Merger Sub was converted into one fully paid and nonassessable share of common stock of the Surviving Corporation.

On February 8, 2005, Parent issued a press release announcing the results of the Offer and announcing that Merger Sub will be merged with and into the Company. The full text of the press release is attached hereto as Exhibit (a)(5)(B) and is incorporated herein by reference.

ITEM 12. EXHIBITS.



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Item 12 is hereby amended and supplemented to add the following exhibit:

(a)(5)(B)  Press Release issued by Parent dated February 8, 2005.



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                                    SIGNATURE


After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

F.I.L.A - Fabbrica Italiana Lapis ed Affini S.p.A.

By:      /s/ Massimo Candela
         -----------------------------------------
Name:    Massimo Candela
Title:   Managing Director


Pencil Acquisition Corp.

By:      /s/ Massimo Candela
         -----------------------------------------
Name:    Massimo Candela
Title:   President

Date:    February 8, 2005


EXHIBIT INDEX

(a)(5)(B)  Press Release issued by Parent dated February 8, 2005.



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